Exhibit 1.0

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F of Domtar Inc. for the year ended December 31, 2005, of our auditors’ report dated February 22, 2006 on the consolidated balance sheets of Domtar Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005.
We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-124781) of Domtar Inc., relating to the offering of debt securities of Domtar Inc., and the Registration Statement on Form S-8 (No. 333-85600) of Domtar Inc., relating to common shares to be offered to employees under employee benefit plans, of our auditors’ report dated February 22, 2006 relating to the above-mentioned financial statements.

/s/ PricewaterhouseCoopers
Chartered Accountants
Montréal, Québec
March 27, 2006